SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

ARMO BioSciences, Inc.

(Name of Subject Company)

ARMO BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Peter Van Vlasselaer, Ph.D.

Chief Executive Officer

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

(650) 779-5075

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Marcia A. Hatch, Esq.

Andrew Y. Luh, Esq.

Heidi E. Mayon, Esq.

Albert W. Vanderlaan, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd.

Redwood City, CA 94063

(650) 321-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), with the Securities and Exchange Commission on May 23, 2018 (the “Schedule 14D-9”), relating to the offer by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of ARMO’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2018, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second and third sentences of the second paragraph under the subheading “Foreign Approvals” under the heading “Regulatory Approvals” on page 43 of the Schedule 14D-9 and replacing with the following sentences:

“On June 15, 2018, each of the FCO and the FCA determined that it does not have jurisdiction over the Offer and the Merger and Parent withdrew its filings with the FCO and the FCA. Accordingly, the condition to the Offer relating to the expiration or termination of any applicable waiting period under the HSR Act, GWB and CA has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third paragraph under the subheading “Foreign Approvals” under the heading “Regulatory Approvals” on page 43 of the Schedule 14D-9.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 14D-9 is true, complete and correct.

Date: June 15, 2018	ARMO BioSciences, Inc.

	By:	/s/ Peter Van Vlasselaer
Peter Van Vlasselaer
President and Chief Executive Officer